Wilson Sonsini Goodrich & Rosati Professional Corporation 1700 K Street NW Fifth Floor Washington, D.C. 20006-3817 o: 202.973.8800 f: 202.973.8899

October 12, 2022

BY EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance
Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Christine Dietz
David Edgar

Re:	Yext, Inc.

Form 10-K for the Fiscal Year Ended January 31, 2022

Filed March 18, 2022

Form 10-Q for the Quarterly Period Ended April 30, 2022

Filed June 9, 2022

File No. 001-38056

Form 10-Q for the Quarterly Period Ended July 31, 2022

Filed September 8, 2022

File No. 001-38056

Ladies and Gentlemen:

On behalf of our client, Yext, Inc. (the “Company” or “Yext”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 21, 2022, concerning Yext’s Quarterly Report on Form 10-Q for the quarter ended April 30, 2022 filed with the Commission on June 9, 2022 (the “Q1 Form 10-Q”) and Yext’s Quarterly Report on Form 10-Q for the quarter ended July 31, 2022 filed with the Commission on September 8, 2022 (the “Q2 Form 10-Q”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Defined terms used in this letter but not otherwise defined have the meaning given to them in the Q1 Form 10-Q or Q2 Form 10-Q, as the case may be.

Form 10-Q for the Quarterly Period Ended April 30, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

1.	We note your response to prior comment 1 and it is unclear to us how disclosure of GAAP revenue by sales channel would be confusing to a reader. In this regard, we note that disclosure of revenue by sales channel would provide useful context to supplement your disclosure of ARR by sales channel and that any differences between GAAP revenue and how the ARR metric is derived can be explained in the disclosure. We also note that on page 37 you address various risks related to third-party resellers which you disclose may materially adversely affect your operating results. Considering these risks, it would appear that a breakdown of revenue by sales channel or disclosure of the percentage of revenue from resellers would be useful to an investor. Please revise.

The Company acknowledges the Staff’s comment and intends to include a breakdown of revenue by sales channel and/or disclosure of the percentage of revenue from resellers in future periodic filings. The Company expects to do so in its Form 10-Q for the Quarterly Period Ended October 31, 2022.

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salt lake city	san diego	san francisco	seattle	shanghai	washington, dc	wilmington, de

Securities and Exchange Commission

October 12, 2022

Form 10-Q for the Quarterly Period Ended July 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

2.	In your response to prior comment 2 in your letter dated August 18, 2022, you indicated that you would disclose Total ARR and ARR by direct customers and third-party reseller customers in future periodic filings; however, you did not disclose these metrics in the Form 10-Q for the quarterly period ended July 31, 2022. Please explain.

The Company respectfully submits that it was completing its quarter-end closing process for its quarterly period ended July 31, 2022 at the time of its prior response. The Company expects to include Total ARR and ARR by direct customers and third-party reseller customers in its Form 10-Q for the Quarterly Period Ended October 31, 2022.

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Securities and Exchange Commission

October 12, 2022

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If the Staff has any questions or comments concerning the foregoing, or requires any further information, please contact me at (202) 973-8823 or mlabriola@wsgr.com.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Michael Labriola

Michael C. Labriola

cc:	Yext, Inc.

Daryl Bond

Ho Shin